Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 10, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on May 10, 2006, entitled "Annual general meeting held in Statoil ASA".

Annual general meeting held in Statoil ASA

The annual general meeting in Statoil ASA (OSE: STL, NYSE: STO) resolved on 10 May 2006 to adopt the annual report and accounts for Statoil ASA and the Statoil group for 2005 as proposed by the board of directors.

The proposal for the allocation of net income, including distribution of a total dividend of NOK 8.20 per share, NOK 4.60 per share of which is special dividend, to persons who were shareholders on 10 May 2006 was also resolved, with payments starting on 30 May 2006.

Statoil’s ordinary shares listed on the Oslo Stock Exchange will be quoted ex dividend as of 11 May 2006. American Depository Shares (ADS) listed on the New York Stock Exchange were quoted ex dividend on 8 May 2006.

Election of members and deputy members for the corporate assembly
The annual general meeting elected the following members for the corporate assembly:
Anne Kathrine Slungård (re-election)
Erlend Grimstad (re-election)
Kjell Bjørndalen (re-election)
Kirsti Høegh Bjørneset (re-election)
Anne Britt Norø (re-election)
Greger Mannsverk (new)
Ingvald Strømmen (new)
Inger Østensjø (new)

The following alternates were elected:
1st alternate: Oddbjørg Ausdal Starrfelt (new)
2nd alternate: Halvor Stenstadvold (re-election)
3rd alternate: Odd Anders With (re-election)

Amendment to the articles of association § 11
The annual general meeting adopted the proposal of the board for amendment to § 11 of the articles of association concerning election of the members of the election committee by the annual general meeting. The amendment is in keeping with the Norwegian Code of Practice for Corporate Governance.

Election of members of the election committee
Anne Kathrine Slungård and Erlend Grimstad were elected for the election committee by and among the corporate assembly’s shareholder-elected members. In addition Sven Arild Andersen and Bjørn Ståle Haavik were elected as members of the election committee.

Reduction of capital
The annual general meeting resolved to reduce the company’s share capital by a total of NOK 58,604,712.50 through the annulment of 23,441,885 own shares. After the annulment Statoil’s share capital is NOK 5,415,359,287.50 divided between 2,166,143,715 shares.

Authorisation to acquire Statoil shares
The annual general meeting authorised the board of directors to acquire own shares for subsequent annulment. The authorisation is valid until the next ordinary general meeting, and applies to the acquisition of up to 50,000,000 shares in the market, at a price of between NOK 50 and NOK 500 per share. Under the agreement with the Norwegian state, which currently has an owner interest in Statoil of 70.9%, a proportion of the state’s shares will later be redeemed and annulled, so that the state’s owner interest remains unchanged. The total annulment could thus involve up to 171,798,603 shares, or approximately 7.9% of the company’s share capital. The resolution to annul shares will be made by a later general meeting, and requires a two-thirds majority vote.
The general meeting also authorised the board to acquire Statoil shares in order to continue the implementation of the share saving plan for employees in accordance with the proposal of the board.

See the complete minutes of the annual general meeting.

Contact persons :

Investor relations
Lars Troen Sørensen, senior vice president IR, + 47 90 64 91 44 (mobile) +47 51 99 77 90 (office)

Press
Ola Morten Aanestad, vice president for media relations, + 47 48 08 02 12 (mobile) +47 51 99 13 77 (office)

MINUTES OF THE ANNUAL GENERAL MEETING OF STATOIL ASA

The 2006 annual general meeting of Statoil ASA was held on 10 May at the Clarion Hotel Stavanger, Ny Olavskleiv 8, 4008 Stavanger.

A list of shareholders represented at the annual general meeting, either by person or by proxy, is attached as appendix 1 to these minutes.

In addition, the chair of the board, the president and CEO, the chair of the corporate assembly and the company’s auditor were in attendance.

The annual general meeting was opened by Anne Kathrine Slungård, chair of the corporate assembly.

The following issues were on the agenda:

1. ELECTION OF A CHAIR OF THE MEETING

Anne Kathrine Slungård, chair of the corporate assembly, was elected to chair the meeting.

2. ELECTION OF A PERSON TO CO-SIGN THE MINUTES WITH THE CHAIR OF THE MEETING

Tor Espedal was elected to co-sign the minutes with the chair of the meeting.

3. APPROVAL OF THE NOTICE AND THE AGENDA

The notice and the agenda were approved.

4. APPROVAL OF THE ANNUAL REPORT AND ACCOUNTS FOR STATOIL ASA AND THE STATOIL GROUP FOR 2005, INCLUDING THE BOARD OF DIRECTORS’ PROPOSAL FOR THE DISTRIBUTION OF THE DIVIDEND

The chair of the meeting reminded that the annual report and accounts and the recommendation of the corporate assembly were enclosed with the notice of the annual general meeting.

Questions from the audience were answered by the chair of the board and by the president and CEO.

The annual general meeting approved the annual report and accounts for 2005 for Statoil ASA and the Statoil group, including the board’s proposal of an ordinary share dividend of NOK 3.60 per share and a special dividend of NOK 4.60 per share.

5. DETERMINATION OF REMUNERATION FOR THE COMPANY’S AUDITOR

Remuneration to the auditor for 2005 of NOK 4,911,000 for Statoil ASA was approved.

6. ELECTION OF MEMBERS AND DEPUTY MEMBERS TO THE CORPORATE ASSEMBLY

In accordance with the election committee’s proposal, the annual general meeting approved the following as members and deputy members of the corporate assembly:

Members: Anne Kathrine Slungård

Erlend Grimstad

Kjell Bjørndalen

Kirsti Høegh Bjørneset

Anne Britt Norø

Greger Mannsverk

Ingvald Strømmen

Inger Østensjø

Alternates:

1st alternate: Oddbjørg Gausdal Starrfelt

2nd alternate: Halvor Stenstadvold

3rd alternate: Odd Anders With

7. DETERMINATION OF REMUNERATION FOR THE MEMBERS OF THE CORPORATE ASSEMBLY

In accordance with the election committee’s proposal, the annual general meeting approved the following remuneration for the corporate assembly’s members:

Chair: NOK 85,000 per year

Deputy chair: NOK 45,000 per year

Member: NOK 30,000 per year

Deputy member: NOK 5,000 per year

8. AMENDMENT TO THE ARTICLES OF ASSOCIATION § 11 – ELECTION COMMITTEE

In accordance with the proposal of the board, the annual general meeting adopted the following proposal:

“Article 11 of the articles of association will be amended to read as follows:

‘The duties of the election committee are to submit a recommendation to the annual general meeting for the election and remuneration of shareholder-elected members and deputy members of the corporate assembly, and to submit a recommendation to the corporate assembly for the election and remuneration of shareholder-elected members and deputy members of the board of directors. The chair of the board and the president and CEO shall be invited, without voting rights, to attend at least one meeting of the election committee before it makes its final recommendation.

The election committee consists of four members who must be shareholders or representatives of shareholders and who shall be independent of the board of directors and the company’s management. The members of the election committee, including the chair, shall be elected by the annual general meeting. The chair of the election committee and one other member shall be elected from among the shareholder-elected members of the corporate assembly. Members of the election committee are elected for two years at a time. The annual general meeting stipulates the remuneration to be paid to members of the election committee. The company will cover the costs of the election committee.

At the proposal of the board of directors' shareholder-elected members, the corporate assembly may adopt instructions for the election committee.’”

9. ELECTION OF MEMBERS OF THE ELECTION COMMITTEE.

In accordance with the board’s proposal, the annual general meeting elected the following members and deputy members to the election committee:

Anne Kathrine Slungård, chair

Sven Arild Andersen

Erlend Grimstad

Bjørn Ståle Haavik

10. DETERMINATION OF REMUNERATION FOR THE MEMBERS OF THE ELECTION COMMITTEE

In accordance with the board’s proposal, the annual general meeting determined a remuneration of NOK 4,000 per meeting for the election committee’s members.

11. REDUCTION OF CAPITAL THROUGH THE ANNULMENT OF OWN SHARES

In accordance with the proposal of the board, the annual general meeting adopted the following proposal:

"The company’s share capital will be reduced by NOK 58,604,712.50 from NOK 5,473,964,000 to NOK 5,415,359,287.50 through the annulment of 23,441,885 own shares. With effect from the implementation of the capital reduction upon its registration with the Register of Business Enterprises, Article 3 of the articles of association shall be amended to read as follows:

‘The company’s share capital is NOK 5,415,359,287.50 divided between 2,166,143,715 shares of NOK 2.50 each.’”

12. AUTHORISATION TO ACQUIRE STATOIL SHARES IN THE MARKET FOR SUBSEQUENT ANNULMENT

In accordance with the proposal of the board, the annual general meeting adopted the following proposal:

“The board of directors of Statoil ASA is hereby authorised to acquire Statoil shares in the market on behalf of the company with a nominal value of up to NOK 125,000,000.

The minimum and maximum amount that may be paid per share will be NOK 50 and NOK 500, respectively. Within these limits, the board of directors may itself decide at what prices and at what times shares will be acquired.

Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction in the company’s share capital, pursuant to the Public Limited Companies Act section 12-1.

The authorisation is valid until the next ordinary general meeting.”

13. AUTHORISATION TO ACQUIRE STATOIL SHARES IN THE MARKET IN ORDER TO CONTINUE THE IMPLEMENTATION OF THE SHARE SAVING PLAN FOR EMPLOYEES.

In accordance with the proposal of the board, the annual general meeting adopted the following proposal:

“The board of directors is authorised on behalf of the company to acquire Statoil shares in the market. The authorisation may be used to acquire own shares with an overall nominal value of up to NOK 10,000,000.

Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Statoil group as part of the group’s share saving plan as approved by the board of directors.

The minimum and maximum amount that may be paid per share will be NOK 50 and NOK 500, respectively. Within these limits, the board of directors may itself decide at what prices and at what times shares will be acquired.

The authorisation is valid until the next ordinary general meeting.

The authorisation to acquire Statoil shares granted by the ordinary general meeting on 11 May 2005 is hereby revoked.”

* * * * *

There were no further matters for discussion and the annual general meeting was closed.

Stavanger, 10 May 2006

STATOIL ASA (Registrant)
Dated: May 10, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer